Exhibit 97

GENERAL DYNAMICS
COMPENSATION RECOUPMENT POLICY

1.Purpose. This Compensation Recoupment Policy (the “Policy”) of General Dynamics Corporation (the “Company”) is intended to comply with the requirements of Section 10D of the U.S. Securities Exchange Act of 1934, as amended and Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual (and any applicable regulations, administrative interpretations, or stock market or exchange rules and regulations adopted in connection therewith).

2.Scope. This Policy applies to all current and former Executive Officers of the Company.

3.Administration.

(a)     The Compensation Committee will administer this Policy. All decisions of the Compensation Committee will be final, conclusive, and binding upon the Company and the Executive Officers, their beneficiaries, executors, administrators, and any other legal representative. The Compensation Committee has full power and authority to (i) administer and interpret this Policy; (ii) correct any defect, supply any omission, and reconcile any inconsistency in this Policy; and (iii) make any other determination and take any other action that the Compensation Committee deems necessary or desirable for administration of this Policy and compliance with applicable law and stock market or exchange rules and regulations.

(b)     Rights of recoupment under this Policy are in addition to, and not in lieu of, any other remedies, rights, or requirements regarding the clawback or recoupment of any compensation under any other policy of the Company; provided, however, that any amounts clawed back or recouped under any other policy that would be recoupable under this Policy will count toward any required recoupment under this Policy and vice versa.

(c)     Any applicable award agreement or other document setting forth the terms and conditions of any compensation covered by this Policy shall be deemed to include the restrictions imposed herein and incorporate this Policy by reference and, in the event of any inconsistency between the terms of this Policy and any such award agreement or other document, the terms of this Policy will govern. For the avoidance of doubt, this Policy applies to all Covered Compensation regardless of the date on which an award agreement or other document setting forth the terms and conditions of an Executive Officer's compensation became effective.

4.Recoupment of Erroneously Awarded Compensation.

(a)     In the event of a Financial Restatement, the Company will reasonably promptly recover, on a pre-tax basis, from any Executive Officer any Covered Compensation received by an Executive Officer during the Recoupment Period that exceeds the amount of the Covered Compensation that would have otherwise been received by such Executive Officer, had the compensation been determined based on the Financial Restatement (such excess amount, “Erroneously Awarded Compensation”).

(b)     Notwithstanding anything to the contrary in this Policy, the Company shall not be required to recover any Erroneously Awarded Compensation if the Compensation Committee has

determined that recovery of the Erroneously Awarded Compensation would be impracticable, and either:

(i)     the direct expense paid to a third party to assist in recovering Erroneously Awarded Compensation under this Policy would exceed the amount of such Erroneously Awarded Compensation to be recovered, provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation pursuant to this Section 4(b), the Company will first make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to make such recovery, and provide documentation regarding such reasonable attempt(s) to the NYSE; or

(ii)     recovery of the Erroneously Awarded Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

(c)      The Company will not directly or indirectly indemnify an Executive Officer for any losses that such Executive Officer may incur in connection with recovery of Erroneously Awarded Compensation under this Policy, including through payment of insurance premiums or gross-up payments.

(d)      The Compensation Committee will determine, in its sole discretion, the manner and timing in which any Erroneously Awarded Compensation will be recovered from an Executive Officer in accordance with applicable law. For the avoidance of doubt, except as set forth in Section 4(b) above, the Company will not accept an amount that is less than the amount of Erroneously Awarded Compensation, provided that, to the extent necessary to avoid any adverse tax consequences to the Executive Officer pursuant to Section 409A of the Code, any offsets against amounts under any nonqualified deferred compensation plans (as defined under Section 409A of the Code) will be made in compliance with Section 409A of the Code.

5.Definitions.

The following terms shall have the meanings set forth below for purposes of this Policy only.

(a)     “Compensation Committee” means the Compensation Committee of the Company’s Board of Directors (the “Board”), or any successor committee thereof.
(b)     “Covered Compensation” means, with respect to any person who served as an Executive Officer at any time during the performance period applicable to the Incentive-based Compensation in question, any Incentive-based Compensation “received” by such Executive Officer during the applicable Recoupment Period, provided that the Covered Compensation was received (i) after the date on which Section 303A.14 of the NYSE Listed Company Manual becomes effective; (ii) after such person commenced service as an Executive Officer; and (iii) while the Company had a class of securities publicly listed on a U.S. national securities exchange.

For purposes of this Policy, Incentive-based Compensation is “received” by an Executive Officer during the fiscal period in which the Financial Reporting Measure applicable to such Incentive-based Compensation (or portion thereof) is attained, even if the payment or grant of such Incentive-based Compensation is made thereafter.

(c)     “Executive Officer” is defined in 17 C.F.R. §240.10D-1(d), and that definition is consistent with the definition of an “officer” for purposes of Section 16 reporting set forth in 17 C.F.R. §240.16a-1(f). The Company’s Section 16 officers shall also be considered Executive Officers for purposes of this Policy.

(d)     “Financial Reporting Measure” is defined as any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements; stock price measure; or total shareholder return (“TSR”) measure (and any measure derived wholly or in part from any measure referenced in this Section 5(d)). For the avoidance of doubt, any such measure does not need to be presented within the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission to constitute a Financial Reporting Measure.

If the Financial Reporting Measure applicable to the relevant Covered Compensation is stock price or TSR (or any measure derived wholly or in part from either measure), and the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement, then the amount of Erroneously Awarded Compensation will be determined (on a pre-tax basis) based on the Company’s reasonable estimate of the effect of the Financial Restatement on the Company’s stock price or TSR (or any derivative measures thereof) upon which such Covered Compensation was received. The Company will document the determination of the reasonable estimate and provide such documentation to the NYSE.

(e)     “Financial Restatement” means a restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. federal securities laws that is required in order to correct an error in previously issued financial statements that is material to the previously issued financial statements, or an error that would result in a material misstatement if the error was corrected in the current period or left uncorrected in the current period.

For purposes of this Policy, a Financial Restatement shall not be deemed to occur in the event of a revision of the Company’s financial statements due to an out-of-period adjustment (i.e., when the error is immaterial to the previously issued financial statements and the correction of the error is also immaterial to the current period), or a retrospective (1) application of a change in accounting principles; (2) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control; or (5) revision for stock splits, reverse stock splits, stock dividends, or other changes in capital structure.

(f)    “Incentive-based Compensation” means any compensation (including, for the avoidance of doubt, any cash or equity or equity-based compensation, whether deferred or current) that is granted, earned, and/or vested based wholly or in part upon the achievement of a Financial Reporting Measure, including any amounts which were determined based on or otherwise calculated by reference to such measure(s). Such compensation is collectively referred to herein as “Incentive-based Compensation”. For the avoidance of doubt, amounts paid to an Executive Officer which are granted, vested, or earned based solely upon the occurrence or non-occurrence of nonfinancial events are not subject to recoupment.

(g)    “Recoupment Period” means the three (3) completed fiscal years immediately preceding the earlier of:

(i)     the date that the Board (or a committee thereof or the officer(s) of the Company authorized to take such action if Board action is not required) concludes, or reasonably should have concluded, that the Company must prepare a Financial Restatement; or

(ii)     the date on which a court, regulator, or other legally authorized body directs the Company to prepare a Financial Restatement.

The Recoupment Period also includes certain transition periods resulting from a change in the Company’s fiscal year as set forth in 17 C.F.R. §240.10D-1(b)(1)(i)(D).

Adopted as of August 1, 2023

Effective as of December 1, 2023